SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

1-6 Shinjuku 4-chome

Shinjuku-ku, Tokyo 150-8510, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

August 7, 2018	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

August 7, 2018

Company: LINE Corporation

Representative: Takeshi Idezawa, Representative Director and President

Stock Code: 3938 (First Section of the Tokyo Stock Exchange)

Announcement of Additional information of Summary of Consolidated Financial Results for the Six Months Ended June 30, 2018

LINE Corporation (Headquarters: Shinjuku-ku, Tokyo, Japan; Representative Director and President: Takeshi Idezawa) announces additional information for the “Summary of Consolidated Financial Results for the Six Months Ended June 30, 2018” announced on July 25, 2018, as follows.

The new information is in the following:

The attachment is a full version of the financial results announcement for the fiscal year and the additional information is not included on the pages other than those mentioned above.

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the latter shall prevail. All references to the “Company,” “we,” “us” or “our” shall mean LINE Corporation and, unless the context otherwise requires, its consolidated subsidiaries.

July 25, 2018

LINE Corporation Announces Summary of

Consolidated Financial Results

for the Six Months Ended June 30, 2018

<Prepared in accordance with the International Financial Reporting Standards (“IFRS”)

as issued by the International Accounting Standards Board (“IASB”)>

TOKYO — LINE Corporation (NYSE: LN) (TOKYO: 3938) announces the summary of its consolidated financial results for the six months ended June 30, 2018.

Company name:	LINE Corporation (Stock Code: 3938) (the “Company”)
Stock exchange on which the shares are listed:	Tokyo Stock Exchange
URL:	http://linecorp.com/
Representative:	Takeshi Idezawa, Chief Executive Officer
Contact:	Kokan Ki, Executive Officer and Head of Finance and Accounting
Telephone:	+81-3-4316-2050
Filing date of the last quarterly securities report: August 8, 2018 Payment date of dividends: –
Supplemental materials prepared on quarterly financial results: Yes
Financial results conference scheduled: Yes (for institutional investors and analysts)

(Yen amounts are rounded to the nearest million, unless otherwise noted.)

1.	Consolidated financial results for the first six months of 2018 (from January 1, 2018 to June 30, 2018)

(1)	Consolidated operating results (cumulative)

(Percentages indicate year-on-year changes.)

	Revenues		Profit from operating activities		Profit before income taxes		Profit for the period
For the six months ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
June 30, 2018	99,361	26.3	10,321	(44.6)	6,634	(60.9)	1,907	(81.9)
June 30, 2017	78,696	16.9	18,629	39.4	16,961	58.7	10,549	268.1

	Profit attributable to the shareholders of the Company		Comprehensive income for the period		Basic earnings per share		Diluted earnings per share
For the six months ended	Millions of yen	%	Millions of yen	%	Yen		Yen
June 30, 2018	2,912	(71.7)	(1,586)	—	12.24		12.11
June 30, 2017	10,273	301.4	13,626	—	46.95		43.32

(2)	Consolidated financial position

	Total assets	Total equity	Equity attributable to the shareholders of the Company	Ratio of equity attributable to the shareholders of the Company to total assets
As of	Millions of yen	Millions of yen	Millions of yen	%
June 30, 2018	301,967	189,321	185,848	61.5
December 31, 2017	303,439	189,977	185,075	61.0

2.	Cash dividends

	Annual dividends per share
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Total
	Yen	Yen	Yen	Yen	Yen
For the year ended December 31, 2017	—	0.00	—	0.00	0.00
For the year ending December 31, 2018	—	0.00
For the year ending December 31, 2018 (Forecast)			—	—	—

Note:	Revisions to the cash dividends forecasts most recently announced: None
Cash dividend forecasts for the year ending December 31, 2018: While the Company has decided not to pay interim dividends, it has not yet made a decision regarding its year-end dividends.

3.	Consolidated earnings forecasts for 2018 (from January 1, 2018 to December 31, 2018)

Amid rapid international and domestic changes, there is a level of uncertainty within the mobile applications market for smartphones and other mobile devices, the main business of the Company and its subsidiaries (collectively, the “Group”). As the state of this market significantly impacts the Group’s financial results, it is difficult to formulate a precise earnings forecast. Furthermore, as the Company’s shares are listed on the New York Stock Exchange as well as the Tokyo Stock Exchange, we are also carefully considering risks relating to U.S. securities regulations. Accordingly, an announcement concerning earnings forecasts is not made at this time.

Notes

(1)	Changes in significant subsidiaries during the current period (changes in specified subsidiaries resulting in change in scope of consolidation): Yes

(Number of newly added specified subsidiary): 1

(Name of specified subsidiary): LINE Financial Corporation

(2)	Changes in accounting policies and estimates

a.	Changes in accounting policies due to revisions in accounting standards under IFRS: Yes

b.	Changes in accounting policies due to other reasons: None

c.	Changes in accounting estimates: None

From FY 2018, the Group has adopted IFRS 15 Revenue from Contracts with Customers, and this has an effect on the methods of revenue recognition and measurement in some services.

(3)	Number of shares issued and outstanding (common stock)

a.	Total number of common shares issued and outstanding at the end of the period (including treasury shares)

As of June 30, 2018	240,111,642 shares
As of December 31, 2017	238,496,810 shares

b.	Number of treasury shares at the end of the period

As of June 30, 2018	2,007,994 shares
As of December 31, 2017	1,007,710 shares

c.	Average number of common shares outstanding during the period (cumulative from the beginning of the fiscal year)

For the six months ended June 30, 2018	237,816,702 shares
For the six months ended June 30, 2017	218,812,544 shares

*  Information regarding the quarterly review procedures

Reports of quarterly financial results are exempt from quarterly consolidated financial statements review conducted by certified public accountants or an audit corporation, in accordance with the Financial Instruments and Exchange Act.

Additional time is needed to prepare the notes regarding IFRS 15, which was adopted in FY 2018. The Company intends to disclose the Quarterly Consolidated Financial Statements and Significant Notes as soon as they have been prepared. Supplementary information to this earnings release, including the Company’s results by segment, will be available today at the following IR website: https://linecorp.com/ja/ir/top.

1	Interim condensed consolidated financial statements

(1)	Interim Condensed Consolidated Statement of Financial Position - Unaudited

	(In millions of yen)

	December 31, 2017	June 30, 2018
Assets
Current assets
Cash and cash equivalents	123,606	101,742
Trade and other receivables	42,892	37,531
Other financial assets, current	13,258	17,232
Contract assets	—	403
Inventories	3,455	3,247
Other current assets	7,438	8,949

Total current assets	190,649	169,104

Non-current assets
Property and equipment	15,125	19,145
Goodwill	16,767	16,758
Other intangible assets	6,486	6,018
Investments in associates and joint ventures	24,844	38,077
Other financial assets, non-current	32,084	35,862
Deferred tax assets	16,492	16,093
Other non-current assets	992	910

Total non-current assets	112,790	132,863

Total assets	303,439	301,967

Liabilities
Current liabilities
Trade and other payables	28,810	27,998
Other financial liabilities, current	28,003	31,144
Accrued expenses	12,087	10,759
Income tax payables	2,365	3,164
Contract liabilities	—	24,544
Advances received	17,975	—
Deferred revenue	9,246	—
Provisions, current	991	2,003
Other current liabilities	1,940	1,401

Total current liabilities	101,417	101,013

Non-current liabilities
Other financial liabilities, non-current	602	340
Deferred tax liabilities	1,573	1,461
Provisions, non-current	3,060	2,935
Post-employment benefits	6,162	6,145
Other non-current liabilities	648	752

Total non-current liabilities	12,045	11,633

Total liabilities	113,462	112,646

Shareholders’ equity
Share capital	92,369	95,453
Share premium	93,560	96,976
Treasury shares	(4,000)	(8,316)
Accumulated deficit	(4,294)	(1,202)
Accumulated other comprehensive income	7,440	2,937

Equity attributable to the shareholders of the Company	185,075	185,848

Non-controlling interests	4,902	3,473
Total shareholders’ equity	189,977	189,321

Total liabilities and shareholders’ equity	303,439	301,967

(2)	Interim Condensed Consolidated Statement of Profit or Loss - Unaudited

	(In millions of yen)

	For the six-month period ended June 30,
	2017	2018
Revenues and other operating income:
Revenues	78,696	99,361
Other operating income	11,024	11,129

Total revenues and other operating income	89,720	110,490

Operating expenses:
Payment processing and licensing expenses	(15,024)	(15,143)
Sales commission expenses	(273)	(6,950)
Employee compensation expenses	(19,265)	(27,378)
Marketing expenses	(7,858)	(8,587)
Infrastructure and communication expenses	(4,385)	(5,083)
Subcontract and other service expenses	(10,436)	(14,913)
Depreciation and amortization expenses	(3,017)	(4,949)
Other operating expenses	(10,833)	(17,166)

Total operating expenses	(71,091)	(100,169)

Profit from operating activities	18,629	10,321

Finance income	67	195
Finance costs	(14)	(33)
Share of loss of associates and joint ventures	(2,443)	(4,219)
Loss on foreign currency transactions, net	(329)	(256)
Other non-operating income	1,094	643
Other non-operating expenses	(43)	(17)

Profit before tax from continuing operations	16,961	6,634
Income tax expenses	(6,405)	(4,734)

Profit for the period from continuing operations	10,556	1,900
(Loss)/profit from discontinued operations, net of tax	(7)	7

Profit for the period	10,549	1,907

Attributable to:
The shareholders of the Company	10,273	2,912
Non-controlling interests	276	(1,005)

		(In yen)
Earnings per share
Basic profit for the period attributable to the shareholders of the Company	46.95	12.24
Diluted profit for the period attributable to the shareholders of the Company	43.32	12.11
Earnings per share from continuing operations
Basic profit from continuing operations attributable to the shareholders of the Company	46.98	12.21
Diluted profit from continuing operations attributable to the shareholders of the Company	43.35	12.09
Earnings per share from discontinued operations
Basic (loss)/profit from discontinued operations attributable to the shareholders of the Company	(0.03)	0.03
Diluted (loss)/profit from discontinued operations attributable to the shareholders of the Company	(0.03)	0.02

(3)	Interim Condensed Consolidated Statement of Comprehensive Income - Unaudited

	(In millions of yen)

	For the six-month period ended June 30,
	2017	2018
Profit for the period	10,549	1,907
Other comprehensive income
Items that will not be reclassified to profit or loss:
Net changes in fair value of equity instruments at FVOCI	—	(108)
Income tax relating to items that will not be reclassified to profit or loss	—	90
Items that may be reclassified to profit or loss:
Debt instruments at FVOCI:
Net changes in fair value	—	3
Available-for-sale financial assets
Net changes in fair value	4,295	—
Reclassification to profit or loss	(690)	0
Exchange differences on translation of foreign operations:
Gain/(loss) arising during the period	404	(3,323)
Reclassification to profit or loss	—	(107)
Proportionate share of other comprehensive income of associates and joint ventures	(3)	14
Reclassification to profit or loss	—	(8)
Income tax relating to items that may be reclassified subsequently to profit or loss	(929)	(54)

Total other comprehensive income/(loss) for the period, net of tax	3,077	(3,493)

Total comprehensive income/(loss) for the period, net of tax	13,626	(1,586)

Attributable to:
The shareholders of the Company	13,347	(327)
Non-controlling interests	279	(1,259)

(4)	Interim Condensed Consolidated Statement of Change in Equity - Unaudited

										(In millions of yen)

	Equity attributable to the shareholders of the Company
					Accumulated other comprehensive income
	Share capital	Share premium	Treasury shares	Accumulated deficit	Foreign currency translation reserve	Financial assets at FVOCI	Defined benefit plan reserve	Total	Non- controlling interests	Total shareholders’ equity
Balance at January 1, 2018	92,369	93,560	(4,000)	(4,294)	3,158	3,928	354	185,075	4,902	189,977
Adjustment on adoption of new accounting standards	—	—	—	177	—	(1,258)	—	(1,081)	(85)	(1,166)

Balance at January 1, 2018 (restated)	92,369	93,560	(4,000)	(4,117)	3,158	2,670	354	183,994	4,817	188,811
Comprehensive income
Profit for the period	—	—	—	2,912	—	—	—	2,912	(1,005)	1,907
Other comprehensive income	—	—	—	—	(3,229)	(10)	—	(3,239)	(254)	(3,493)

Total comprehensive income for the period	—	—	—	2,912	(3,229)	(10)	—	(327)	(1,259)	(1,586)
Recognition of share-based payments	—	1,131	—	—	—	—	—	1,131	—	1,131
Forfeiture of stock options	—	(3)	—	3	—	—	—	—	—	—
Exercise of stock options	584	(147)	—	—	—	—	—	437	—	437
Acquisition of non-controlling interests	—	80	—	—	(6)	—	—	74	(336)	(262)
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	251	251
Issuance of common shares and aquisition of treasury shares under Employee Stock Ownership Plan	2,500	2,488	(5,000)	—	—	—	—	(12)	—	(12)
Disposal of treasury shares	—	(133)	686	—	—	—	—	553	—	553
Purchase of treasury shares	—	—	(2)	—	—	—	—	(2)	—	(2)

Balance at June 30, 2018	95,453	96,976	(8,316)	(1,202)	(77)	2,660	354	185,848	3,473	189,321

(5)	Notes to Interim Condensed Consolidated Financial Statements - Unaudited

Notes for change in significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2017, except for the adoption of new standards effective as of January 1, 2018.

The adoption of new and revised IFRS issued by the International Accounting Standards Board that are mandatorily effective for an accounting period that begins on or after January 1, 2018 had no impact on the Group’s unaudited interim condensed consolidated financial statements as of and for the six-month periods ended June 30, 2017 and 2018 and annual consolidated financial statements as of December 31, 2017, except for the following standards.

1.	IFRS15 Revenue from Contracts with Customers

The IASB issued IFRS 15 Revenue from Contracts with Customers for recognizing revenue. IFRS 15 establishes a five-step model that will apply to all revenue arising from contracts with customers, regardless of the type of transaction or industry, with limited exceptions.

The Group recognizes revenue associated with communication and content sales and with advertising services by reference to the stage of completion. The Group has concluded that the current methods of revenue recognition and measurement are in accordance with IFRS 15, with the exception of the following services.

The Group has adopted IFRS 15 from the fiscal year 2018. The Group has used the modified retrospective method which is to record cumulative amount of the impact at the beginning balance of the retained earnings upon adoption.

(1)	LINE Stickers, Creator Stickers and Emoji (collectively, “The Stickers”)

The new standard resulted in a change to the timing of revenue recognition, whereby revenue is recognized over an estimated usage period on a straight-line method rather than the previous method, which was over time but on an accelerated basis.

Under the previous standard, the Group determined that the measuring method which best depicts the progress towards satisfaction of performance based on a contract was the users’ usage pattern of Stickers which represented the consumption of the user’s benefits, and recognized revenue during the earlier part of the estimated usage period.

On the other hand, the concept of a service of standing ready is clarified under IFRS 15. IFRS 15 clarified the service of standing ready as to provide services or to make services available to the users for their use as and when the users decide. The Group determines that Stickers which the Group provides to its users are similar to the concept of a service of standing ready. The performance obligation of the Group to the customers which are the users who purchased the Stickers is to make them available to the users for their use at any given time. Accordingly, the users receive the benefit of the services and consume such services as the Group makes the Stickers available to the users for their use. Therefore, the Group determines that its performance obligation is evenly satisfied over time and assessed that a straight-line method over an estimated usage period is the best method to measure the progress towards complete satisfaction of the performance obligation. As a result, compared to the previous method, the amount of revenue recognized by the Group decreased by 7 million yen, and the operating profit from operating activities increased by 36 million yen for the six-month ended June 30, 2018.

(2)	LINE Sponsored Stickers

The new standard resulted in a change to the timing of revenue recognition, whereby revenue is recognized over a contract period on a straight-line method rather than the previous method, which was over time but on an accelerated basis.

Under the previous standard, the Group determined that the measuring method which best depicts the progress towards satisfaction of performance based on a contract was the users’ usage pattern of Sponsors Stickers which represent its progress of rendering the services, and recognized revenue based on the users usage pattern of Sponsors Stickers which was weighted towards the earlier part of the period.

On the other hand, under IFRS 15, the definition of a “customer” is clarified and it is defined as “a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.” Also, the contract with “customers” is within the scope of IFRS 15, and IFRS 15 requires to measure the progress towards complete satisfaction of a performance obligation to “customers.”

In the LINE Sponsored Stickers contract, only an advertiser is obligated to pay consideration for Sponsored Stickers service to the Group, and the users who use Sponsored Stickers do not pay any consideration to the Group directly or indirectly. Therefore, the Group determines the advertisers as “customers.” The performance obligation of the Group to the advertisers is to make the Sponsored Stickers available to the users for their use at any time over a contract period. Accordingly, the Group has assessed that a straight-line method over a contract period is the best method to measure the progress towards complete satisfaction of the performance obligation. As a result, compared to the previous method, the amount of revenue recognized by the Group increased by 159 million yen, and the operating profit from operating activities increased by 160 million yen for the six-month ended June 30, 2018.

(3)	LINE Point Ad

The new standard resulted in a change to the timing of revenue recognition, whereby the Group is recognize revenue at the time when the LINE Points are issued to the users rather than when the LINE Points are utilized by the users.

Under the previous standard, the portion of the revenue of LINE Point Ad service attributable to LINE Points was measured at the fair value of LINE Points, and revenue related to unused LINE Points at the end of the accounting period was deferred, while revenue related to redeemed LINE Points was recognized in accordance with the revenue recognition policy for the virtual item purchased.

On the other hand, the definition of a “customer” is clarified under IFRS 15 as mentioned above. Upon the adoption of the IFRS 15, the Group determines the advertisers as customers for LINE Point Ad services because only the advertisers pay the transaction prices consideration to the Group for the advertising services the Group provides and the users who receive LINE Points, do not pay any transaction prices directly or indirectly. The Group considers its performance obligation in the contract with a customer who is an advertiser, is to be satisfied when the Group issues the LINE Points to the users because the Company does not have any obligations toward the advertisers to manage LINE Points or to provide users other services in exchange for the LINE points, thereafter for the advertisers. As a result, the Group has assessed to recognize revenue at the time when LINE Points are issued to the users.

Also, under IFRS 15, the Group recognizes provisions for the expenses expected to be incurred in relation to the consumption of LINE points, and such expenses are recognized at the same time as LINE Points are issued to the users and as the Group satisfies its performance obligations. As a result, compared to the previous method, the amount of revenue recognized by the Group increased by 172 million yen, and the operating profit from operating activities decreased by 9 million yen for the six-month ended June 30, 2018.

(4)	Advertising services

For advertising services such as official account, an advertising agency may be involved to obtain contracts from customers and provide, on behalf of the Company, services to customers such as formatting advertisement publication to comply with the Group’s specification or standards of advertisement publication. In such transaction, the new standard will result in a change to the method of revenue recognition, whereby the Group will recognize revenue by the gross recognition where the Group recognizes consideration received from customers including the share of advertising agencies rather than net recognition where the Group recognizes consideration received from customers excluding the share of advertising agency.

Under the previous standard, the Company recognized revenue by excluding the share attributable to the advertising agency from the total consideration received from the customer due to the facts that the share of the advertising agency was identified as an individually identifiable element, that the Company did not directly provide the service and earned revenue at constant rate, and that the Company did not bear credit risks.

On the other hand, IFRS 15 clarifies the evaluation of whether an entity is a principal or an agent based on the identification of performance obligations and transfer of control for the services. Especially, it is stated that “an entity is a principal if it controls the specified good or service before that good or service is transferred to a customer.” Guidance and indicators for whether an entity controls the specified goods or services to be provided by another parties to customers are revised. This revision of the guidance and indicators includes a right to a service to be performed by the other party which gives the entity the ability to direct that party to provide the service to the customer on the entity’s behalf. Since the service provided by advertising agencies such as formatting advertisement publication is provided to customers based on the Group’s specification or standards of advertisement publication, the Group determined that the Group controls the service provided by the advertising agency and thus the Group is the principal. As a result, the Company determined to change the recognition method of revenue based on the total consideration received from a customer, including the service provided by the advertising agent. As a result, compared to the previous method, the amount of revenue recognized by the Group increased by 4,686 million yen for the six-month ended June 30, 2018.

Moreover, in accordance with IFRS 15, the Group recognizes costs of contract which consist of consideration payable to the advertising agency as an asset and will expense as the related revenues are recognized. If the advertising contract is renewed at the end of the original term, another consideration payable to the advertising agency will be incurred, and such cost will be expensed during the period that is the same period which the revenue of the advertising contract is recognized for. Therefore, compared to the previous method, the sales commission expenses increased by 4,686 million yen for the six-month period ended June 30, 2018. However, as sales commission expenses increased by the same amount as the revenues, there is no effect on the profit from operating activities. As a result, the opening balance of accumulated deficit is adjusted as following.

(In millions of yen)

January 1, 2018
Stickers	(967)
LINE Sponsored Stickers	(760)
LINE Point Ad	667
Other	(63)

Total	(1,123)

The adjustments made to line items presented on the financial statements due to the change from IAS 18 Revenue and other standards applied previously (collectively, the IAS 18 and other) to IFRS 15 are as follows. Reclassifications are made to reflect the terms used under IFRS 15. Certain amounts previously presented in trade and other receivables related to advertising services are reclassified into contract assets, while certain amounts previously presented in advances received arising from LINE Points and in deferred revenue associated with LINE stickers or advertising services are reclassified into other financial liabilities, current and contract liabilities.

				(In millions of yen)
	January 1, 2018 (under IAS 18 and other)	Reclassification	Remeasurement	January 1, 2018 (under IFRS 15)
Trade and other receivables	42,892	(437)	(792)	41,663
Contract assets	—	437	—	437
Other current assets	7,438	—	1,052	8,490
Deferred tax assets	16,492	—	384	16,876
Other financial liabilities, current	28,003	4,633	—	32,636
Contract liabilities	—	22,588	1,391	23,979
Advances received	17,975	(17,975)	—	—
Deferred revenue	9,246	(9,246)	—	—
Provision, current	991	—	472	1,463
Accumulated deficit	(4,294)	—	(1,123)	(5,417)
Accumulated other comprehensive income	7,440	—	(8)	7,432
Non-controlling interests	4,902	—	(89)	4,813

				(In millions of yen)
	June 30, 2018 (under IAS 18 and other)	Reclassification	Remeasurement	June 30, 2018 (under IFRS 15)
Trade and other receivables	38,805	(403)	(871)	37,531
Contract assets	—	403	—	403
Other current assets	7,766	—	1,183	8,949
Deferred tax assets	15,719	—	374	16,093
Other financial liabilities, current	27,412	3,732	—	31,144
Contract liabilities	—	23,499	1,045	24,544
Advances received	17,923	(17,923)	—	—
Deferred revenue	9,308	(9,308)	—	—
Provision, current	1,364	—	639	2,003
Accumulated deficit	(184)	—	(1,018)	(1,202)
Accumulated other comprehensive income	2,932	—	5	2,937
Non-controlling interests	3,458	—	15	3,473

For the six-month period ended June 30

				(In millions of yen)

	2018 (under IAS 18 and other)	Reclassification	Remeasurement	2018 (under IFRS 15)
Revenue and other operating income
Revenues	94,675	—	4,686	99,361
Other operating income	11,129	—	—	11,129

Revenue and other operating income total	105,804	—	4,686	110,490

Operating expenses
Payment processing and licensing expenses	(15,174)	—	31	(15,143)
Sales commission expenses	(2,589)	—	(4,361)	(6,950)
Employee compensation expenses	(27,378)	—	—	(27,378)
Marketing expenses	(8,587)	—	—	(8,587)
Infrastructure and communication expenses	(5,083)	—	—	(5,083)
Subcontract and other service expenses	(14,913)	—	—	(14,913)
Depreciation and amortization expenses	(4,949)	—	—	(4,949)
Other operating expenses	(16,998)	—	(168)	(17,166)

Operating expenses total	(95,671)	—	(4,498)	(100,169)

Profit from operating activities	10,133	—	188	10,321

Profit before tax from continuing operations	6,446	—	188	6,634
Income tax expenses	(4,694)	—	(40)	(4,734)

Profit for the period from continuing operations	1,752	—	148	1,900

Profit for the period	1,759	—	148	1,907

Attributable to:
The shareholders of the Company	2,777	—	135	2,912
Non-controlling interests	(1,018)	—	13	(1,005)

				(In yen)
Earnings per share
Basic profit for the period attributable to the shareholders of the Company	11.67	—	0.57	12.24
Diluted profit for the period attributable to the shareholders of the Company	11.55	—	0.56	12.11
Earnings per share from continuing operations
Basic profit from continuing operations attributable to the shareholders of the Company	11.64	—	0.57	12.21
Diluted profit from continuing operations attributable to the shareholders of the Company	11.53	—	0.56	12.09

Under the previous standard, the Group recognized considerations received from advertisers as advertising revenue after subtracting the share of advertising agencies. However, under IFRS 15, the Group recognizes such revenue by the gross recognition where the Group recognizes considerations received from advertisers including the portion for the services provided by the advertising agencies. As a result, the amount of expenses which were to be paid to the advertising agencies increased and became material. Therefore, the “sales commission expenses” which were included in the “authentication and other service expenses” are presented separately in the Interim Condensed Consolidated Financial Statement of Profit or Loss from the three-month period ended March 31, 2018, and the remaining “authentication and other service expenses” is now presented as “subcontract and other service expenses” as the materiality of authentication expenses decreased. The change was applied to the Interim Condensed Consolidated Financial Statement of Profit or Loss for the three-month and the six-month periods ended June 30, 2017.

2.	IFRS 9 Financial Instruments

The IASB issued the final version of IFRS 9 Financial Instruments which sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 is the new standard for the financial reporting of financial instruments that is principles-based and brings together the classification and measurement, impairment and hedge accounting phases of the IASB’s project. IFRS 9 is built on a single classification and measurement approach for financial assets that reflects the business model in which they are managed and their cash flow characteristics including new impairment requirements that are based on a more forward-looking expected credit loss model that will result in more timely recognition of loan losses and is a single model that is applicable to all financial instruments subject to impairment accounting. The Group has applied the following accounting policies in accordance with IFRS 9 commencing on January 1, 2018.

(1)	Classification of financial assets

Based on the Group’s business model for managing the financial assets and the characteristics of contractual cash flow of the financial assets, the Group classifies the financial assets by following categories. Gains and losses arising from assets measured at fair value are either recorded in profit or loss or other comprehensive income, depending on the Group’s intention. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

i.	Financial assets as amortized cost

Financial assets measured at amortized cost are debt instruments held for collection of contractual cash flows and those cash flows represent solely payments of principal and interest.

ii.	Financial assets at fair value through other comprehensive income

Financial assets measured at fair value through other comprehensive income are debt instruments whose contractual cash flows represent solely payments of principal and interest on the principal amount outstanding and which are held within a business model both to collect contractual cash flows and sell and equity instruments which the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income.

iii.	Financial assets at fair value through profit or loss

Financial assets measured at fair value through profit or loss are the financial assets that are not classified as financial asset at amortized cost or financial assets at fair value through other comprehensive income.

(2)	Measurement of financial assets

Initial measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Subsequent measurement

Debt instruments:

i.	Amortized cost

Financial assets at amortized cost are measured at amortized cost using the effective interest method, and related interest income is included in finance income. When the asset is derecognized or impaired, a gain or loss on a debt investment is recognized in profit or loss.

ii.	Fair value through other comprehensive income (FVOCI)

Subsequent to initial recognition, financial assets are measured at fair value and gains or losses arising from changes in the fair value are recorded in other comprehensive income, except for the recognition of interest revenue, foreign exchange gains or losses and expected credit losses which are recognized in profit or loss. When debt investments are derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

iii.	Fair value through profit or loss

Subsequent to initial recognition, financial assets are measured at fair value. A gain or loss on debt instruments which is not part of a hedging relationship is recognized in profit or loss.

Equity instruments:

Where the Group has irrevocably elected to designate equity instruments as financial assets measured at fair value through other comprehensive income, movements in the carrying amount by fair value measurement are recognized as other comprehensive income. There is no subsequent reclassification of cumulative gains or losses previously recognized in other comprehensive income to profit or loss. Where the Group has not elected to designate equity instruments as financial assets measured at fair value through other comprehensive income, movements in the carrying amount by fair value measurement are recognized in profit or loss.

Dividends from equity investments are recognized in profit or loss as “Other operating income” when the Group’s right to receive payments is established.

(3)	Impairment of financial assets

The Group assesses the expected credit losses associated with its assets carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables only, the Group applies the simplified approach permitted by IFRS9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

The Group has applied IFRS 9 retrospectively and has determined not to restate the comparative information for the period beginning January 1, 2017. As a result, the comparative information is prepared based on the Group’s pervious accounting policies. On January 1, 2018, the Group has assessed which business models to apply to its financial assets and liabilities and classified such financial assets and liabilities in to appropriate classification under IFRS 9. The impacts of these classifications are as follows.

	(In millions of yen)

		Balance as of January 1, 2018 under IFRS 9				Impacts by adoption of IFRS 9
	Balance at January 1, 2018 under IAS 39	Financial assets/liabilities at fair value through profit or loss	Financial assets/liabilities at FVOCI	Financial assets/liabilities at amortized cost	Total financial assets/liabilities	Fair value measurement at January 1, 2018	Provision at January 1, 2018	Total impacts
Financial assets
Trade and other receivables
Loans and receivables	42,892	—	—	42,892	42,892	—	—	—

Total	42,892	—	—	42,892	42,892	—	—	—

Other financial assets, current
Loans and receivables
Time deposits	12,002	—	—	12,002	12,002	—	—	—
Short-term loans	206	—	—	206	206	—	—	—
Corporate bonds and other debt instruments	849	—	852	—	852	6	(3)	3
Available-for-sale financial assets	6	—	6	—	6	—	—	—
Office security deposits	195	—	—	195	195	—	—	—

Total	13,258	—	858	12,403	13,261	6	(3)	3

Other financial assets, non-current
Held-to-maturity investments	280	—	—	280	280	—	—	—
Loans and receivables
Corporate bonds and other debt instruments	7,986	28	7,997	—	8,025	52	(13)	39
Guarantee deposits	726	—	—	726	726	—	—	—
Office security deposits	5,709	—	—	5,709	5,709	—	—	—
Financial assets at fair value through profit or loss
Conversion right and redemption right of preferred stock	1,862	1,862	—	—	1,862	—	—	—
Available-for-sale financial assets	15,388	5,262	10,126	—	15,388	—	—	—
Other	133	—	44	89	133	—	—	—

Total	32,084	7,152	18,167	6,804	32,123	52	(13)	39

	(In millions of yen)

		Balance as of January 1, 2018 under IFRS 9				Impacts by adoption of IFRS 9
	Balance at January 1, 2018 under IAS 39	Financial assets/liabilities at fair value through profit or loss	Financial assets/liabilities at FVOCI	Financial assets/liabilities at amortized cost	Total financial assets/liabilities	Fair value measurement at January 1, 2018	Provision at January 1, 2018	Total impacts
Financial liabilities
Trade and other payables
Financial liabilities measured at amortized cost	28,810	—	—	28,810	28,810	—	—	—

Total	28,810	—	—	28,810	28,810	—	—	—

Other financial liabilities, current
Financial liabilities measured at amortized cost
Deposits received	5,730	—	—	5,730	5,730	—	—	—
Short-term borrowings	22,224	—	—	22,224	22,224	—	—	—
Others	49	—	—	49	49	—	—	—

Total	28,003	—	—	28,003	28,003	—	—	—

Other financial liabilities non-current
Financial liabilities measured at amortized cost
Office security deposits received under sublease agreement	23	—	—	23	23	—	—	—
Others	93	—	—	93	93	—	—	—
Financial liabilities at fair value through profit or loss
Put option liabilities	486	486	—	—	486	—	—	—

Total	602	486	—	116	602	—	—	—

Following are the impacts on accumulated deficit and accumulated other comprehensive income by classification and measurement of financial assets at January 1, 2018.

	(In millions of yen)

	Accumulated deficit	Accumulated other comprehensive income - Financial assets at FVOCI
Balance of accumulated deficit and accumulated OCI as of January 1, 2018 under IAS 39	(4,294)	3,928
Reclassification from available-for-sale financial assets to financial assets at fair value through profit or loss	316	(316)
Transfer of impairment losses arising from reclassification of available-for-sale financial assets to financial assets at FVOCI and recognized previously in profit or loss	1,000	(1,000)
Fair value measurement of financial assets classified from loans and receivables to financial assets at FVOCI as of January 1, 2018	—	42
Increase in provision for debt instruments at FVOCI	(16)	16

Adjustment to shareholders’ equity from adoption of IFRS 9	1,300	(1,258)

Balance of accumulated deficit and accumulated OCI as of January 1, 2018 under IFRS 9	(2,994)	2,670

(1)	Reclassification from available-for-sale financial assets to financial assets at fair value through profit or loss

The investments in private equity investment funds of 2,966 million yen and redeemable preferred stocks of unlisted companies of 2,296 million yen as of January 1, 2018, were reclassified from available-for-sale financial assets to financial assets at fair value through profit or loss as the cash flows from these investments did not represent solely payments of principal and interest on the principal amount outstanding and as the maturities of such investments were predetermined. Also, cumulative loss and its tax effects through fair value measurements of 259 million yen were reclassified from accumulated other comprehensive income to accumulated deficit.

(2)	Reclassification from available-for-sale financial assets to financial assets at FVOCI

The investments in listed equity securities and private equity and other financial instruments of 9,728 million yen, investments in corporate bonds of 402 million yen, and investments in partnerships of 2 million yen as of January 1, 2018, were reclassified from available-for-sale financial assets to financial assets at FVOCI as the cash flows from these investments did not represent solely payments of principal and interest on the principal amount outstanding and as the Group has determined to measure such investments at FVOCI. Also, related cumulative impairment loss and its tax effects of 1,000 million yen were reclassified from accumulated deficit to accumulated other comprehensive income. The Group estimates a loss allowance based on 12 months expected credit losses on debt instruments which are measured at FVOCI as the Group has judged that the risks for such investments are low.

(3)	Reclassification from loans and receivables to financial assets at measured at amortized cost

Time deposits of 12,002 million yen, loans of 206 million yen, guarantee deposits of 726 million yen and office security deposits of 5,709 million yen as of January 1, 2018 were reclassified from loans and receivables to financial assets at amortized cost as the cash flows from these assets represent solely payments of principal and interest on the principal amount outstanding and as the Group’s business model is achieved by collecting contractual cash flows. The amounts of expected credit losses arising from those financial assets as of January 1, 2018, were deemed immaterial.

(4)	Reclassification from loans and receivables to financial assets at FVOCI

Corporate bonds of 8,807 million yen as of January 1, 2018 were reclassified from loans and receivables to financial assets at FVOCI as the cash flows from these assets represent solely payments of principal and interest on the principal amount outstanding and as the Group’s business model is achieved by both collecting contractual cash flows and selling of these financial assets for profit. Fair value gains and related tax effects of 42 million yen measured at January 1, 2018, were adjusted to the accumulated other comprehensive income. Also, expected credit losses of 16 million yen measured at January 1, 2018 were recognized as a loss allowance provision and adjusted to accumulated other comprehensive income. The Group estimates a loss allowance based on 12 months expected credit losses on debt instruments which are measured at FVOCI as the Group has judged that the risks for such investments are low.

(5)	Reclassification from loans and receivables to financial assets at fair value through profit or loss

A convertible bond of 28 million yen as of January 1, 2018, was reclassified from loans and receivables to financial assets at fair value through profit or loss as the cash flow did not represent solely payments of principal and interest on the principal amount outstanding and as the maturity was predetermined. There was no effect to accumulated deficit and accumulated other comprehensive income at January 1, 2018, due to the reclassification.

(6)	Reclassification from held-to-maturity financial assets to financial assets at measured at amortized cost

Japanese government bonds of 280 million yen as of January 1, 2018, were reclassified from loans and receivables to financial assets at amortized cost as the cash flows from these financial assets represent solely payments of principal and interest on the principal amount outstanding and as the Group’s business model is achieved by collecting contractual cash flows. The amounts of expected credit losses arising from those financial assets as of January 1, 2018, were deemed immaterial.

The Group does not early adopt standards, interpretations and amendments which are issued but not yet effective.

Notes for segment information

The Group identifies operating segments based on the internal report regularly reviewed by the Group’s Chief Operating Decision Maker to make decisions about resources to be allocated to segments and assess performance. An operating segment of the Group is a component for which discrete financial information is available. The Chief Operating Decision Maker has been identified as the Company’s board of directors. No operating segments have been aggregated to form the reportable segments.

In 2018, the Group changed its operating segment from one component to two components as the budget has been prepared based on the Core business and Strategic business and as the Company’s board of directors changed the unit of components to assess performance of the Group from a single segment to two segments, Core business segment and Strategic business segment.

Under the corporate strategy to allocate the resources generated from the Core business to the Strategic business, the Company’s board of directors individually assesses the business performance of Core business based on the growth of revenue and profitability and of Strategic business based on profitability as well as important non-financial KPIs such as the expansion of user base.

(1)	Description of Reportable Segments

The Group’s reportable segments are as follows:

Core business segment	Core business segment mainly consists of Advertising service, communication and content. Advertising services mainly includes display advertising, accounts advertising, and other advertising. Display advertising provides advertisements on services such as LINE NEWS. Account advertising mainly includes LINE Official Accounts and Sponsored Stickers. Other advertising mainly includes advertisements on the services such as livedoor blog, NAVER Matome and advertisement appears on LINE Part-time Job. Communication mainly includes LINE Stickers. Content mainly includes LINE Games.
Strategic business segment	Strategic business segment consists of Fintech services, such as LINE Pay service, AI, LINE Friends services, and E-commerce.

(2)	Profit or Loss for the Group’s operating segments

The Group’s operating profit for each segment is prepared by the same method as the preparation of consolidated financial statements, except certain items such as other operating income and share-based compensation expenses are included in corporate expenses. Also, IT development expenses and indirect expenses such as department management fees are allocated based on the information such as the hours of service provided, the number of server infrastructures used to provide the service, or the percentage of revenues. As the Company’s board of directors uses information after eliminating intercompany transactions for their performance assessment, there is no adjustments between segments.

From the fiscal year of 2018, the Group changed its operating segment into Core business segment and Strategic business segment, as the Company’s board of directors assesses performance based on these components. From the fiscal year 2018, the Group monitors its profit and loss by segment. The profit and loss of each segment in fiscal year 2017 was prepared mainly based on the same method as in fiscal year 2018 where practicable and restated accordingly.

For the six-month period ended June 30, 2017

					(In millions of yen)

	Reportable segments			Corporate adjustments(1)	Consolidated
	Core business	Strategic business	Total
Revenue from external customers(2)	71,229	7,467	78,696	—	78,696
Segment profit/(loss)(3)	15,119	(6,496)	8,623	10,006	18,629
Depreciation and amortization expenses	2,687	330	3,017	—	3,017

(1)	Corporate adjustments mainly include other operating income and share-based compensation expenses.
(2)

Revenue from external customers for the six-month period ended June 30, 2017 is presented based on IAS 18, while the Group’s perating profit for the each segment for the six-month period ended June 30, 2018 is presented under IFRS 15. standards.

(3)	The amount of “Segment profit/(loss)” is equivalent to Profit from operating activities on Interim Condensed Consolidated Statement of Profit or Loss.

For the six-month period ended June 30, 2018

					(In millions of yen)

	Reportable segments			Corporate adjustments(1)	Consolidated
	Core business	Strategic business	Total
Revenue from external customers	87,258	12,103	99,361	—	99,361
Segment profit/(loss)(2)	15,275	(14,048)	1,227	9,094	10,321
Depreciation and amortization expenses	4,114	835	4,949	—	4,949

(1)	Corporate adjustments mainly include other operating income and share-based compensation expenses.
(2)	The amount of “Segment profit/(loss)” is equivalent to Profit from operating activities on Interim Condensed Consolidated Statement of Profit or Loss.

The reconciliation of segment profit to profit/(loss) before tax from continuing operations is as follows:

For the six-month periods ended June 30, 2017 and June 30, 2018

		(In millions of yen)

	2017	2018
Segment profit	18,629	10,321
Financial income	67	195
Financial costs	(14)	(33)
Share of loss of associates and joint ventures	(2,443)	(4,219)
Loss on foreign currency transactions, net	(329)	(256)
Other non-operating income	1,094	643
Other non-operating expenses	(43)	(17)

Profit for the period before tax from continuing operations	16,961	6,634

The above items are not allocated to individual segments as these are managed on an overall group basis.

(3)	Revenues from Major Services

The Group’s revenues from continuing operations from its major services for the six-month periods ended June 30, 2017 and 2018 are as follows. Revenues for the six-month period ended June 30, 2017 are presented using IAS18 as the Group uses the modified retrospective method in the adoption of IFRS15.

Revenues recognized at one time mainly consist of revenues from LINE Friends.

For the six-month periods ended June 30,

	(In millions of yen)

	2017	2018
Core business
Advertising
Display advertising(1)	10,506	18,305
Account advertising(2)	18,216	27,467
Other advertising(3)	5,172	6,568

Sub-total	33,894	52,340

Communication, content, and others
Communication(4)	15,615	14,728
Content(5)	20,521	18,573
Others	1,199	1,617

Subtotal	37,335	34,918

Core business total .	71,229	87,258

Strategic business
Friends(6)	5,138	7,482
Others(7)	2,329	4,621

Strategic business total	7,467	12,103

Total	78,696	99,361

(1)	Revenues from display advertising primarily consisted of fees from advertisement on services such as Timeline and LINE NEWS.
(2)	Revenues from account advertising primarily consisted of fees from LINE Official Accounts, Sponsored Stickers and LINE Points.
(3)	Revenues from other advertising were mainly attributable to advertising revenue from livedoor, NAVER Matome and LINE Part-time Job.
(4)	Revenues from communication were mainly attributable to sales of LINE Stickers and Creator Stickers.
(5)	Revenues from content primarily consisted of sales of LINE GAMES’s virtual items.
(6)	Friends primarily consisted of revenues from sales of character goods.
(7)	Others primarily consisted of revenues from LINE Mobile service and E-commerce.

Notes for going concern assumption

Not applicable.